Via Facsimile and U.S. Mail
Mail Stop 6010

July 27, 2009

David W. Gryska
Senior Vice President and
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: Celgene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 17, 2009
File Number: 000-16132

Dear Mr. Gryska:

        We have completed our review of your Form 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief